UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Encore Bancshares, Inc.
(Name of Issuer)
Common Stock, par value $1.00
(Title of Class of Securities)
29255V201
(CUSIP Number)
Jacob D. Smith
Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
(817) 332-3235
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	29255V201	Page	2	of	9

1.	NAME OF REPORTING PERSONS LKCM Private Discipline Master Fund, SPC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		425,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		425,000

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	425,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	29255V201	Page	3	of	9

1.	NAME OF REPORTING PERSONS LKCM Investment Partnership, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7.	SOLE VOTING POWER

NUMBER OF		190,665

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		190,665

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	190,665

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

\

CUSIP No.	29255V201	Page	4	of	9

1.	NAME OF REPORTING PERSONS Luther King Capital Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		622,420

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		622,420

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	622,420

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA/CO

CUSIP No.	29255V201	Page	5	of	9

1.	NAME OF REPORTING PERSON New Summit Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7.	SOLE VOTING POWER

NUMBER OF		118,218

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		118,218

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	118,218

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	29255V201	Page	6	of	9

1.	NAME OF REPORTING PERSONS J. Bryan King

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		498,076

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		498,076

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	498,076

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	29255V201	Page	7	of	9

1.	NAME OF REPORTING PERSONS J. Luther King, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		932,320

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		932,320

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	932,320

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the common stock, par value $1.00 (“Common Stock”), of Encore Bancshares, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:
Since the most recent filing of this statement, PDP has acquired 38,300 shares of Common Stock for an aggregate purchase price of approximately $642,000 using working capital, LIP has acquired 30,000 shares of Common Stock for an aggregate purchase price of approximately $486,000 using working capital, B. King has received 2,000 shares of Common Stock as a restricted stock award from the issuer, and B. King has acquired 3,000 shares of Common Stock for an aggregate purchase price of approximately $16,500 using personal funds.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
(a) As of March 25, 2009, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth below (based upon information contained in the Issuer’s Form 10-K for the year ended December 31, 2008). With respect to B. King, the shares of Common Stock reported herein include 24,000 shares of Common Stock that may be acquired upon exercise of options granted by the Issuer.

Name	Shares	Percentage
PDP	425,000	4.2%
LIP	190,665	1.9%
LKCM	622,420	6.1%
Summit	118,218	1.2%
B. King	498,076	4.9%
L. King	932,320	9.1%
(b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
Name	Power	Power	Power	Power
PDP	425,000	0	425,000	0
LIP	190,665	0	190,665	0
LKCM	622,420	0	622,420	0
Summit	118,218	0	118,218	0
B. King	498,076	0	498,076	0
L. King	932,320	0	932,320	0
(c) On February 3, 2009, B. King purchased 3,000 shares of Common Stock at a purchase price of $5,485 per share in an open market transaction.
(d) Not applicable.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 25, 2009

LKCM Private Discipline Master Fund, SPC By: LKCM Private Discipline Management, L.P., its manager By: LKCM Alternative Management, LLC, its general partner
By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Investment Partnership, L.P. By: LKCM Investment Partnership GP, LLC, its general partner
By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

Luther King Capital Management Corporation
By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

New Summit Partners, L.P. By: King Summit Holdings, Inc., its general partner
By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

/s/ John Bryan King
John Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.